UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2002 File No. 0-31222

Firelight Corporation
(Name of Registrant)

#215 12904-50 Street, Edmonton, Alberta Canada T5A 4L2
(Address of principal executive offices)

1. Information Circular dated July 24, 2002
2. Form of Proxy for the Annual General and Special Meeting of August 27, 2002
3. Interim Financial Statements for the Nine Month Period ending June 30, 2002

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRELIGHT CORPORATION
(Registrant)

SEPT 4, 2002
Date

Roy McDonald, Director

FIRELIGHT CORPORATION

**ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS**

TO BE HELD ON TUESDAY, AUGUST 27, 2002

NOTICE OF MEETING
AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF FIRELIGHT CORPORATION OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF FIRELIGHT CORPORATION TO BE HELD ON TUESDAY, AUGUST 27, 2002.

TO BE HELD AT:

**Chamber of Commerce Boardroom
600 SunLife Place
10123 - 99 Street
Edmonton, Alberta
T5J 3H1**

At 3:00 p.m.

Dated: July 24, 2002

FIRELIGHT CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT AN ANNUAL GENERAL AND SPECIAL MEETING of holders of common shares of FIRELIGHT CORPORATION (the "Corporation") will be held at the Chamber of Commerce Boardroom, 600 SunLife Place, 10123 - 99 Street, Edmonton, Alberta on Tuesday, August 27, 2002 at 3:00 p.m. for the following purposes:

1. to receive and consider the financial statements of the Corporation for the fiscal year ended September 30, 2001 and the report of the auditor thereon;

2. to fix the number of directors of the Corporation at five (5);

3. to elect the Board of Directors of the Corporation for the ensuing year;

4. to appoint the auditor of the Corporation for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration;

5. to approve and adopt, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular prepared for the purpose of the meeting authorizing the conversion of certain shares subject to performance escrow terms to a timed release escrow agreement in accordance with Canadian Security Administrators Notice 46-302 - Consent to Amend Existing Escrow Agreements; and

6. to transact such other business as may be properly brought before the meeting or any adjournment thereof.

DATED this 24th day of July, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Signed"
Roy McDonald
Chief Financial Officer and Director

IMPORTANT

It is desirable that as many shares as possible be represented at the meeting. If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose. All proxies, to be valid, must be received by CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1 at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

FIRELIGHT CORPORATION
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR ("MANAGEMENT INFORMATION CIRCULAR") IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF FIRELIGHT CORPORATION (THE "CORPORATION") of proxies for the annual general and special meeting of holders of common shares ("Common Shares") of the Corporation (the "Meeting") to be held on Tuesday, August 27, 2002, at 3:00 p.m., at the Chamber of Commerce Boardroom, 600 SunLife Place, 10123 - 99 St., Edmonton Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting ("Notice of Meeting").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares of the Corporation held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the "Management Designees") in the enclosed instrument of proxy ("Instrument of Proxy") have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Corporation. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form. In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Corporation's transfer agent, CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Corporation or with CIBC Mellon Trust Company, 600, 333 -7th Avenue S.W., Calgary, Alberta, T2P 2Z1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a special proxy form to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. Alternatively, Beneficial Shareholders can either call their toll-free telephone to vote their Common Shares or access IICC's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy form from IICC cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.**

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Corporation.

QUORUM

A quorum of shareholders is present at a meeting of shareholders if a holder or holders of not less than 5% of the shares entitled to vote at a meeting of shareholders are present in person or by proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. As at the effective date of this Management Information Circular (the "Effective Date") which is July 22, 2002, the Corporation has 12,246,641 Common Shares without nominal or par value outstanding. There are no other shares outstanding, of any class. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on July 23, 2002 (the "Record Date") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than ten (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and Executive Officers (as hereinafter defined in "Compensation of Executive Officers") of the Corporation, as at the Effective Date, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, except for as indicated below:

Name	Number of Common Shares	Type of Ownership	Percentage of Class Held
Multivision Holdings Ltd. Edmonton, Alberta	4,699,666	Beneficial[1]	38.4
CDS & Co. Toronto, Ontario	3,945,500	Direct[2]	32.2
CEDE & Co New York, New York	1,684,00,0,	Direct[2]	13.8

Notes:

(1) Multivision Holdings Ltd. is a private company beneficially owned and controlled by Norman Hope and Roy McDonald, both officers and directors of the Corporation.

(2) The beneficial holders of such shares is not within the knowledge of the Corporation.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

As at the date hereof, the Corporation has two Executive Officers, both of whom are directors. "Executive Officer" means the Chairman and any vice-chairman of the Board of Directors, president, secretary or any vice-president and any officer of the Corporation or its subsidiary who performs a policy making function in respect of the Corporation. The aggregate cash compensation (including salaries, fees, director's fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) paid to the Executive Officers in their capacity as an Executive Officer was nil.

Summary Compensation

The following table, presented in accordance with the Regulations made under the *Securities Act* (British Columbia) (the "Regulation"), sets forth all annual and long term compensation for services in all capacities to the Corporation for the three most recently completed fiscal years (to the extent required by the Regulation), in respect of the individual(s) who were, at the date hereof, acting in a capacity similar to a Chief Executive Officer of the Corporation and the four most highly compensated Executive Officers whose compensation was greater than $100,000 ("Named Executive Officers").

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and principal position	Period Ended September 30	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options/ SARs[(1)] Granted	Restricted Shares or Restricted Share Units ($)	LTIP[(2)] Payouts ($)	All other compensation ($)
Norman B. Hope	2001	nil	nil	nil	nil	nil	nil	nil
Chief Executive	2000	nil	nil	nil	218,000	nil	nil	nil
Officer	1999	nil	nil	nil	nil	nil	nil	nil
Roy McDonald	2001	nil	nil	nil	nil	nil	nil	nil
Chief Financial	2000	nil	nil	nil	217,000	nil	nil	nil
Officer	1999	nil	nil	nil	nil	nil	nil	nil

Notes:

(1) "SARs" or "Stock appreciation right" means a right granted by the Corporation, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation.

(2) "LTIP " or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Compensation of Directors

There has been no cash compensation (including salaries, director's fees, commissions and bonuses paid for services rendered) paid to outside directors (i.e. directors who are not also Executive Officers) or corporations controlled by them, by the Corporation since incorporation. Since incorporation, no cash compensation was paid to any director of the Corporation in his capacity as a director. See "Other Compensation" below.

Executive Officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Corporation to such Executive Officers in their capacity as Executive Officers. See "Compensation of Executive Officers".

Stock Options

The Corporation has in place a share option plan (the "Plan"). The purpose of the Plan is to offer to directors, officers, employees and consultants of the Corporation and its affiliates the opportunity to acquire a proprietary interest in the Corporation, thereby providing an incentive to such parties to promote the best interests of the Corporation and to provide the means to the Corporation to attract qualified persons.

The Plan is administered by the directors of the Corporation. The Plan provides that options will be issued pursuant to option agreements ("Option Agreements") which shall provide for the expiration of such options on a date not later than five (5) years after the issuance of such option. A maximum number of Common Shares equal to 10% of the issued and outstanding Common Shares, from time to time, may be reserved for issue under the Plan provided that options may not be granted to an individual to purchase in excess of 5% of the then outstanding Common Shares. Options issued pursuant to the Plan will have an exercise price determined by the directors of the Corporation provided that the exercise price shall not be less than the price permitted by the TSX Venture Exchange.

Options granted under the Plan are non-transferable and expire the earlier of five (5) years from the date of grant or thirty (30) days (ninety (90) days in the case of directors) from the date the optionee ceases to be an officer, director, employee or consultant of the Corporation. In the event of death of an optionee, or disability or illness preventing the optionee from performing the duties routinely performed by them, options held by such optionee will expire the earlier of five (5) years from the date of grant or one hundred and eighty (180) days from the date of ceasing to be an officer, director, employee or consultant of the Corporation due to disability or death. In the event that an optionee is dismissed as an officer, director, employee or consultant by the Corporation for cause, all unexercised option rights of that individual under the Plan shall immediately terminate and lapse notwithstanding the original term of the option granted to such individual under the Plan.

In the most recently completed financial year, the Corporation did not grant any options to purchase Common Shares to Executive Officers. In the most recently completed financial year, no options were exercised by the Executive Officers of the Corporation.

The following table sets forth options granted to Executive Officers and directors of the Corporation and which are outstanding as at the date hereof.

Group (Number of Persons in Group)	Number of Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price per Common Share	Market Value of Securities Underlying Option on Date of Grant ($/Security)
Executive Officers and Directors (two)	235,000 200,000	Feb. 10, 2000 Sept. 3, 2000	Feb. 10, 2005 Sept. 3, 2005	$0.40 $0.27	$0.30 $0.60[(1)]
Directors (one)	210,000 40,000	Feb. 21, 2001 Jan. 9, 2002	Feb. 21, 2003 Jan. 9, 2007	$0.44 $0.20	$0.55 $0.25
Total	**685,000**				

Note:

(1) The 10 day trading average at the time of grant was $0.41.

Stock Options/SAR Grants to Named Executive Officer(s) During the Most Recently Completed Financial Year

The following table sets forth, in accordance with the Regulation to the *Securities Act* (British Columbia) information in respect of the grants of option to purchase or acquire securities of the Corporation (whether or not intended with SARs and free standing SARs) and made during the Corporation's fiscal year ended September 30, 2001 to the Named Executive Officers.

Name and Position	Securities under Options/ SAR's Granted (#)	% of Total Options /SAR's Granted to Employees in Fiscal year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Norman B. Hope Chief Executive Officer	118,000	41.4	0.40	$0.45	Nov. 2, 2005
Roy McDonald Chief Financial Officer	117,000	41.0	0.40	$0.45	Nov. 2, 2005

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth, in accordance with the Regulation to the *Securities Act* (British Columbia), information in respect of each exercise of options and free standing SARs, if any, during the Corporation's fiscal year ended September 30, 2001 and the financial year end value of unexercised options and SARs for the Named Executive Officers.

Name and Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2001 Exercisable/Unexercisable	Value of Unexercised "in the money" Options[(1)(2)] at September 30, 2001 Exercisable/Unexercisable
Norman B. Hope Chief Executive Officer	134,000	14,750	218,000	nil/nil
Roy McDonald Chief Financial Officer	134,000	14,750	217,000	nil/nil

Notes:

(1) Unexercised "in-the-money" options refer to the options in respect of which the market value of the underlying securities as at the financial year-end exceeds the exercise or base price of the option.

(2) The aggregate of the difference between the market value of the Common Shares as at September 30, 2001 and the exercise price of the options.

Long-Term Incentive Plans - Awards in Most Recently Completed fiscal year

The Corporation has not had and does not currently have any long term incentive plans other than options granted from time to time under the Plan (see "Stock Options").

Stock Option and SAR re-pricing

The Corporation did not make any downward re-pricing of stock options or stock appreciation rights during the fiscal year ended September 30, 2001.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Corporation does not have any pension or retirement plan which is applicable to the Executive Officers. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as an Executive Officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation has provided no compensation to such persons as a result of change of control of the Corporation, its subsidiaries or affiliates. The Corporation is not party to any compensation plan or arrangement with the Executive Officers resulting from the resignation, retirement or termination of employment of such persons.

Employment Contracts

The Corporation does not have in place any employment contract between the Corporation or any subsidiary or affiliate thereof and the Named Executive Officers.

Other Compensation

Other than as set forth herein, the Corporation did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

MANAGEMENT CONTRACTS

During the financial year ended September 30, 2001, no management functions of the Corporation were, to any substantial degree, performed by a person or company other than the directors or Executive Officers (or private companies controlled by them, either directly or indirectly) of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended September 30, 2001, no director, Executive Officer, senior officer, nominee for election as a director, nor any of their respective associates or affiliates, is, or has been at any time since the beginning of the last completed fiscal year, indebted to the Corporation or its subsidiary nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Corporation.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or Executive Officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding fiscal year or any proposed or ongoing transaction of the Corporation which has or will materially affect the Corporation.

INTEREST OF RELATED PARTIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein or as previously disclosed, the Corporation is not aware of any other material interest of any insider or related party of the Corporation or associate or affiliate thereof, in any matter to be acted upon at the Meeting other than as follows:

1. Multivision Holdings Ltd. ("Multivision"), a private company owned and controlled Messrs. Hope and McDonald, both officers and directors of the Corporation, is party to two Escrow Agreements (Performance) representing in the aggregate 3,566,666 Common Shares of the Corporation (the "Escrowed Shares"). The Escrow Agreements are in accordance with the provisions of the former Alberta Stock Exchange. At the Meeting, shareholders will be asked to approve and adopt, with or without variation, a resolution of the minority shareholders approving the conversion of the Escrowed Shares in accordance with Canadian Securities Administrators Notice 46-302 - Consent to Amend Existing Escrow Agreements. See "Approval of Amendment to Existing Escrow Agreements" under Particulars of Matters To Be Acted Upon.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1. Receipt of Financial Statements

The Board of Directors of the Corporation has approved all of the information that accompanies this Management Information Circular and the audited financial statements of the Corporation for the year ended September 30, 2001, copies of which are delivered herewith.

2. Fix Number of Directors to be Elected

Shareholders of the Corporation will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at five (5).**

3. Election of Directors

The Corporation currently has five (5) directors and all of those directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's municipality of residence, principal occupation at the present and during the preceding five years, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Corporation that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, **proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors.** Each director elected will hold office until the next annual general meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation or the provisions of the *Business Corporations Act* (Alberta).

Name and Residence	Position and Date of Appointment	Present Occupation and Principal Occupation during past 5 years	Number of Common Shares Held or Controlled
Norman Bradburn Hope Princeton, B.C.	President and Director 1988	President of the Corporation	218,000 (2)
Roy McDonald Edmonton, AB[(1)]	Secretary-Treasurer and Director 1990	Secretary-Treasurer of Corporation	317,000 (2)
June Hope Princeton, B.C.[(1)]	Director 1991	Director of Corporation	41,500
Scott Walters St. Louis, Missouri[(1)]	Director 1993	Sales Consultant and Manufacturing Representative	204,000
Philip Bucknell Siesta Key, Florida	Vice-President and Director 2001	Business Consultant	Nil

(1) *Members of the audit committee. The Corporation does not have an executive committee.*

(2) Norman Bradburn Hope and Roy McDonald, directors and officers of the Corporation, are directors and shareholders of Multivision Holdings Ltd., which holds 4,699,666 Common Shares of the Corporation and is the controlling shareholder of the Corporation.

4. Appointment of Auditor

Unless such authority is withheld, the Management Designees, if named as proxy, intend to vote the Common Shares represented by any such proxy in favour of a resolution re-appointing White Kennedy, Chartered Accountants, Penticton, B.C. as auditor for the Corporation for the next ensuing year, to hold office until the close of the next annual general meeting of shareholders or until the firm of White Kennedy, Chartered Accountants is removed from office or resigns as provided law by the Corporation's By-laws, and authorizing the Board of Directors to fix the compensation of the auditors. White Kennedy, Chartered Accountants have been the auditor of the Corporation since 1994.

5. Approval of Amendment to Existing Escrow Agreements

At the Meeting shareholders will be asked to approve the conversion of the Escrowed Shares, currently subject to two performance based Escrow Agreements, to a six year time release Escrow Agreement. Currently 566,666 Escrowed Shares are subject to a Form C-Escrow Agreement of the Alberta Stock Exchange dated September 16, 1991 as amended in 1994 and 1998. The remaining 3,000,000 Escrowed Shares are subject to a Form C-Escrow Agreement of the Alberta Stock Exchange dated September 16, 1991 amended 1998. Under the terms of both Escrow Agreements, the Escrowed Shares are subject to an earn out on the basis of one (1) share for every $0.36 of Cash Flow (as such term is defined in the Agreements), generated from the Corporation's wholly owned subsidiary, Firelight Leisure Corporation.

The Escrowed Shares are held by Multivision, a private company owned and controlled by Messrs, Hope and McDonald, both of whom are officers and directors of the Corporation. Mr. Hope and Mr. McDonald have been directors of the Corporation since 1998 and 1990, respectively.

Pursuant to Canadian Securities Administrators Notice 46-302 - Consent to Amend Existing Escrow Agreements, companies with outstanding performance escrow agreements may make application for the conversion of such agreements to time release escrow agreements in accordance with the TSX Venture Exchange. The new form of escrow agreement is based on the national escrow regime adopted by the Canadian Securities Administrators.

Subject to receipt of all regulatory approvals, including the approval of the TSX Venture Exchange (which approval has been conditionally obtained) the Corporation purposes to have the terms of the existing Escrow Agreements amended to reflect a time based escrow release mechanism. Under the terms of the new escrow agreement, the Escrowed Shares will be released at the rate of 5% on each of the 6, 12, 18 and 24 month anniversary of the date of the Exchange Bulletin consenting to the conversion. Thereafter, the remaining escrowed shares will be released at the rate of 10% every six months.

The independent directors of the board of the Corporation have approved the escrow conversion. The TSX Venture Exchange has conditionally approved the conversion of the Escrowed Shares to a time release Form 5D - Surplus Security Escrow Agreement for a tier II issuer. At the Meeting, disinterested shareholders will be asked to consider and, if thought fit, to approve the following ordinary resolution:

BE RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. **The Escrowed Shares, as such term is defined in the Management Information Circular prepared for the purposes of this Meeting, be amended such that 5% of the Escrowed Shares be released on each of the 6, 12, 18 and 24 month anniversary of the Exchange Bulletin accepting conversion and thereafter, the remaining Escrowed Shares on the basis of 10% every 6 months from the date of the Exchange Bulletin;**

2. **The directors of the Corporation may revoke this resolution before it is acted on without further approval of the shareholders of the Corporation; and**

3. **Any officer or director of the Corporation be and is hereby authorized and directed to execute all documents and due all things as deemed necessary and appropriate for the implementation of this resolution.**

In order to be effective, the foregoing resolution must be approved by the affirmative vote of a simply majority of the votes cast by shareholders of the Corporation, in person or by proxy, at the Meeting, excluding votes held by shareholders of the Corporation who also have a direct or indirect interest in Multivision, as may be determined by the Exchange or other regulatory body having jurisdiction.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, **it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.**

GENERAL

Unless otherwise directed, it is management's intention to vote proxies in favour of the resolutions set forth herein. All ordinary resolutions to be brought before the Meeting require, for the passing of the same, a simple majority of the votes cast at the Meeting by the holders of Common Shares.

BOARD APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED this 24th day of July, 2002.

"Signed"	*"Signed"*
Norman B. Hope	**Roy McDonald**
Chief Executive Officer	**Chief Financial Officer**

FIRELIGHT CORPORATION

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned, being a shareholder of FIRELIGHT CORPORATION (the "Corporation"), hereby nominates, constitutes and appoints Norman B. Hope, who is Chief Executive Officer and a director of the Corporation, or failing him, Roy McDonald, Chief Financial Officer and a director of the Corporation or in the place and stead of the foregoing, ____________________, the true and lawful attorney and proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of the common shares held by the undersigned at the annual general and special meeting of the shareholders of the Corporation to be held on **Tuesday, August 27th at 3:00 p.m., at the Chamber of Commerce Boardroom, 600 SunLife Place, 10123 - 99 Street, Edmonton, Alberta** (the "Meeting") and any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this instrument of proxy in the following manner:

1.	**FOR** **AGAINST**	[ ] [ ]	The fixing of the number of directors of the Corporation at five (5).
2.	**FOR** **WITHHOLD**	[ ] [ ]	The election of the directors as nominated by management of the Corporation in the accompanying management information circular prepared for the purpose of the Meeting ("Management Information Circular").
3.	**FOR** **WITHHOLD**	[ ] [ ]	The appointment of White Kennedy, Chartered Accountants as auditor of the Corporation for the ensuing year and authorizing the Board of Directors of the Corporation to fix the auditor's remuneration.
4.	**FOR** **AGAINST**	[ ] [ ]	Approving and adopting, with or without modification, the ordinary resolution as more particularly set forth in the Management Information Circular prepared for the purpose of the Meeting approving the conversion of certain Escrowed Shares to a time release escrow agreement.

To be valid, this proxy must be received by the Corporation's transfer agent, CIBC Mellon Trust Company, 600, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED

DATED this _________ day of _________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

____
Number of Shares Held

NOTES

1. The shares represented by this instrument of proxy will be voted. Where a choice is specified, the proxy will be voted as directed. **Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy.** The proxy confers discretionary authority for the above named person to vote in his discretion with respect to amendments or variations to the matters identified in the Notice of Meeting accompanying the instrument of proxy or such other matters which may properly come before the Meeting.

2. Each shareholder has the right to appoint a person to represent him at the Meeting other than the person specified above. Such right may be exercised by striking out the names of Management's nominees and inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.

3. Each shareholder must sign this instrument of proxy exactly the same as the name which is printed, or appears, on the instrument of proxy. Please date the instrument of proxy. If the shareholder is a corporation, the instrument of proxy must be executed under its corporate seal by an officer or attorney thereof duly authorized.

4. If the instrument of proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.

5. If the shareholder appoints any of the persons designated above, **including persons other than Management Designees**, as his proxy to attend and act at the said Meeting:

    (a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

    (b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

    (c) **IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS IDENTIFIED IN THE ITEMS ABOVE, THE PROXY WILL BE VOTED <u>FOR</u> SUCH MATTERS.**

FIRELIGHT CORPORATION

Financial Statements

(Unaudited - See Notice to Reader)

June 30, 2002

Contents

NOTICE TO READER

We have compiled the balance sheet of Firelight Corporation as at June 30, 2002 and the statements of loss and deficit for the three and nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"White Kennedy"

CHARTERED ACCOUNTANTS

Penticton, British Columbia
August 21, 2002

FIRELIGHT CORPORATION

BALANCE SHEET
As at June 30, 2002, With Comparative Figures for September 30, 2001
(Unaudited - See Notice to Reader)

ASSETS

	Jun. 30 2002	Sep. 30 2001
	$	$
CURRENT		
Cash	**68,127**	43,599
Amounts receivable	**163,594**	47,774
Inventory	**63,194**	33,463
Prepaid expenses	**78,650**	7,404
	373,565	132,240
CAPITAL (Note 2)	**7,418**	6,236
OTHER (Note 3)	**502,461**	607,756
	883,444	746,232

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

	Jun. 30 2002	Sep. 30 2001
CURRENT		
Accounts payable and accrued liabilities	**452,956**	620,080
Short term loans payable (Note 4)	**187,371**	181,570
Deferred income	**49,423**	23,593
Current portion of long term debt (Note 5)	**-**	5,815
	689,750	831,058
DUE TO RELATED PARTIES (Note 6)	**300,199**	403,207
	989,949	1,234,265
SHAREHOLDERS' DEFICIENCY		
Share capital (Note 7)	**3,171,035**	2,703,267
Deficit	**(3,277,540)**	(3,191,300)
	(106,505)	(488,033)
	883,444	746,232

Approved on behalf of the Board:

___*"Roy McDonald"*____________ Director

___*"Norman Bradburn Hope"* _____ Director

FIRELIGHT CORPORATION

STATEMENT OF DEFICIT
For the Nine Months Ended June 30, 2002, With Comparative Figures
for the Nine Months Ended June 30, 2001
(Unaudited - See Notice to Reader)

	Jun. 30 2002	Jun. 30 2001
	$	$
DEFICIT, beginning of period, previously stated	**(3,191,300)**	(2,307,776)
Prior period adjustment	**-**	(104,937)
Deficit, beginning of period, restated	**(3,191,300)**	(2,412,713)
Net loss	**(86,240)**	(486,275)
DEFICIT, end of period	**(3,277,540)**	(2,898,988)

FIRELIGHT CORPORATION

STATEMENT OF LOSS
(Unaudited - See Notice to Reader)

	Three Months Ended Jun. 30		Nine Months Ended Jun. 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
REVENUE				
Sales	**348,295**	44,459	**861,729**	51,438
Miscellaneous	**4,062**	9,000	**60**	9,100
Royalties	**(291)**	2	**29,114**	4,944
	352,066	53,461	**890,903**	65,482
DIRECT COSTS				
Media costs	**96,067**	-	**242,234**	-
Royalties	**60,116**	-	**96,041**	-
Freight	**2,282**	1,236	**20,558**	48,161
Product development	**284**	1,611	**10,222**	11,454
Product costs	**(21,581)**	6,982	**122,620**	172,017
	137,168	9,829	**491,675**	231,632
	214,898	43,632	**399,228**	(166,150)
EXPENSES				
Retainer	**70,995**	-	**215,340**	-
Professional fees	**17,221**	37,525	**54,553**	66,642
Investor relations	**16,673**	10,500	**37,673**	31,500
Management and consulting fees	**12,499**	19,800	**30,689**	21,928
Bank charges, interest and loan fees	**9,330**	2,111	**42,096**	4,072
Amortization	**7,299**	9,770	**21,903**	29,065
Foreign exchange	**6,962**	-	**8,813**	-
Telephone and utilities	**3,847**	8,816	**13,551**	13,844
Transfer agent fees	**2,526**	-	**7,673**	136
Travel	**1,600**	3,807	**7,408**	22,221
Office and sundry	**1,537**	1,130	**3,408**	1,469
Wages	**922**	-	**10,677**	1,000
Rent	**750**	-	**2,250**	2,000
Insurance	**721**	360	**1,474**	828
Interest on long term debt	**-**	5,493	**102**	6,513
Royalties	**-**	18,438	**-**	55,313
Licences, dues and transfer agent fees	**(66)**	1,016	**184**	3,104
Advertising and promotion	**(6,244)**	25,222	**27,674**	60,490
	146,572	143,988	**485,468**	320,125
NET INCOME (LOSS)	**68,326**	(100,356)	**(86,240)**	(486,275)
INCOME (LOSS) PER COMMON SHARE				
Basic	**0.01**	(0.01)	**(0.01)**	(0.05)
Fully diluted	**0.01**	-	**-**	(0.02)

FIRELIGHT CORPORATION

STATEMENT OF CASH FLOWS
(Unaudited - See Notice to Reader)

	Three Months Ended Jun. 30		Nine Months Ended Jun. 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	**68,326**	(100,356)	**(86,240)**	(486,275)
Adjustments for:				
Amortization	**7,299**	9,770	**21,903**	29,065
Amortization of Butch Harmon signing bonus	**7,556**	-	**22,669**	-
	83,181	(90,586)	**(41,668)**	(457,210)
Net change in non-cash working capital items (Note 8)	**(57,546)**	140,595	**(358,091)**	473,164
	25,635	50,009	**(399,759)**	15,954
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of long term debt	**-**	(3,501)	**(5,815)**	(11,670)
Received from (repaid to) related parties	**(7,638)**	120,330	**(230,753)**	169,717
Invested by shareholders	**53**	51,250	**127,745**	158,993
Proceeds from issuance of share capital	**9,856**	6,210	**467,768**	119,070
Net change in short term debt	**2,566**	-	**5,801**	-
	4,837	174,289	**364,746**	436,110
CASH FLOWS FROM INVESTING ACTIVITIES				
Capital property acquired	**-**	(1,639)	**(2,875)**	(1,639)
Development costs	**34,540**	(186,680)	**62,416**	(430,926)
	34,540	(188,319)	**59,541**	(432,565)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**65,012**	35,979	**24,528**	19,499
CASH AND CASH EQUIVALENTS Beginning of period	**3,115**	(53,148)	**43,599**	(36,668)
CASH AND CASH EQUIVALENTS	**68,127**	(17,169)	**68,127**	(17,169)

Nature of Operations

The company is incorporated under the Business Corporations Act of Alberta, and its principal business activity consists of the production and sales of golf instructional videos.

Basis of Financial Statement Presentation

These consolidated interim financial statements are prepared using the accounting policies and methods of application consistent with those applied to the Company's fiscal year ended September 30, 2001. These consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements.

1. Summary of Significant Accounting Policies

INVENTORY

Inventories are valued at the lower of average cost and net realizable value and consist of completed videos available for sale.

CAPITAL

Capital properties are recorded at cost. Amortization is provided over the estimated useful life of the capital property using the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%

GOODWILL

Goodwill arising on the purchase of True Golf Technologies is being amortized on a straight-line basis over five years.

EARNINGS PER SHARE

Basic earnings per share computations are based on the weighted average number of shares outstanding during the period. Fully diluted earnings per share reflect the maximum dilution of current earnings which potential conversions, exercises and contingent issuances would have caused had they occurred at the beginning of the period.

REVENUE RECOGNITION

Deposits for royalties under the minimum requirements of contracts received in the current period are classified as deferred income in the current liability section of the balance sheet. These amounts will be drawn down and the actual royalties reported as income in the period that the sales are made to earn these royalties.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

1. Summary of Significant Accounting Policies (Continued)

FOREIGN CURRENCY TRANSLATION

The company tanslates monetary assets and liabilities denominated in a foreign currency at the rate of exchange at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the year.

FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, short term loans and amounts due to related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

2. Capital

			Net Book Value	
	Cost	Accumulated Amortization	**Jun. 30 2002**	Sep. 30 2001
	$	$	**$**	$
Furniture and equipment	2,231	1,860	**371**	436
Computer equipment	14,434	7,387	**7,047**	5,800
	16,665	9,247	**7,418**	6,236

3. Other

			Net Book Value	
	Cost	Accumulated Amortization	**Jun. 30 2002**	Sep. 30 2001
	$	$	**$**	$
Goodwill	15,137	11,994	**3,143**	3,143
Worldwide rights - campstove	377,500	212,344	**165,156**	179,312
Canadian and US rights - campstove	133,146	79,033	**54,113**	59,107
Other rights	4,239	1,203	**3,036**	4,096
Pros Incorporated rights	151,125	52,894	**98,231**	120,900
	681,147	357,468	**323,679**	366,558
Deferred development costs	178,782	-	**178,782**	241,198
	859,929	357,468	**502,461**	607,756

Deferred development costs relate to the production of golf instructional videos. The costs are being matched to the sale of each video based on the expected overall sales of each type of video. A total of $62,416 in development costs were expensed in the current nine months through cost of sales.

4. Short term loans payable

	Jun. 30 2002	Sep. 30 2001
	$	$
Private loan.	**136,900**	110,941
Private loan.	**24,126**	22,426
Private loan.	**12,500**	12,007
Private loan.	**7,000**	7,000
Private loan.	**6,845**	29,196
	187,371	181,570

Subsequent to June 30, 2002, the company issued 242,500 shares at a deemed price of $0.20 to total $48,500 to reduce the above stated liabilities incurred in its subsidiary company.

5. Long Term Debt

	Jun. 30 2002	Sep. 30 2001
	$	$
HSBC Bank Canada.	-	5,815
Less current portion	-	5,815
	-	-

6. Related Party Transactions

	Relationship	Jun. 30 2002	Sep. 30 2001
		$	$
Payable to:			
Directors		**127,745**	134,495
Significant shareholder		**113,712**	196,470
Private company owned by directors		**58,742**	72,242
		300,199	403,207

The related party amounts are non-interest bearing and have no specific terms of repayment.

Relationship	Type of Transaction	Received (Paid) Jun. 30 2002	Sep. 30 2001
		$	$
Significant shareholder	Royalties	-	(73,750)

Subsequent to June 30, 2002, the company issued 290,000 shares at a deemed price of $0.20 to total $58,000 to reduce the above stated liabilities to directors incurred in its subsidiary company.

7. Share Capital

Authorized:
Unlimited number of common shares without nominal or par value
Unlimited number of preferred non-voting shares without nominal or par value

		Jun. 30 2002	Sep. 30 2001
		$	$
Issued:			
12,190,755	Common (11,081,555 - Sep. 30/01)	**3,171,035**	2,703,267

8. Net Change In Non-cash Working Capital Items

	Three Months Ended Jun. 30		Nine Months Ended Jun. 30	
	2002	2001	**2002**	2001
	$	$	**$**	$
Decrease (increase) in:				
Amounts receivable	**25,871**	(3,996)	**(115,820)**	(7,136)
Inventory	**(31,018)**	-	**(29,731)**	-
Prepaid expenses	**20,191**	(375)	**(71,246)**	(375)
Increase (decrease) in:				
Accounts payable and accrued liabilities	**(74,187)**	144,966	**(167,124)**	480,675
Deferred income	**1,597**	-	**25,830**	-
	(57,546)	140,595	**(358,091)**	473,164

9. Subsequent events

Subsequent to June 30, 2002, the company issued shares in the amount of $131,500 to pay for liabilities incurred in its subsidiary company.